================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ------------------

                                  SCHEDULE TO
                     Tender Offer Statement Under Section
                14(d)(1) of the Securities Exchange Act of 1934
                   under the Securities Exchange Act of 1934

                              BALANCE BAR COMPANY
                       (Name of Subject Company issuer)

                             BB ACQUISITION, INC.
                         a wholly-owned subsidiary of
                               KRAFT FOODS, INC.
           (Identifying status as offeror, issuer or other person)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   057623100
                                (Cusip Number)

                                William Eichar
                               Kraft Foods, Inc.
                               Three Lakes Drive
                             Northfield, IL 60093
                           Telephone: (847) 646-7081
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                   Copy to:
                                Michael Timmers
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                            Telephone: 312-861-2000

                           CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation/*/                      Amount of Filing Fee
--------------------------------------------------------------------------------
                $N/A                                         $N/A
================================================================================

/*/For purposes of calculating amount of filing fee only. This amount assumes
(i) the purchase of _______ outstanding shares of common stock of Balance Bar Company and (ii) shares of common stock of Balance Bar Company subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Regulation 240-0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

================================================================================

[] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   Form or Registration No.:
Filing party:                                   Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                 EXHIBIT INDEX

Exhibit No.
-----------
  (a)(7) Text of Press Release issued by Parent and the Company on January 21, 2000.

                                       3